

August 2, 2013

Christophe Hidalgo
Chief Financial Officer
Companhia Brasileira De Distribuicão
Avenida Brigadeiro Luiz Antonio
3142 São Paulo, SP 01402-901
Brazil

Re: **Brazilian Distribution Company**
Form 20-F for the fiscal year ended December 31, 2012
Filed April 26, 2013
File No. 001-14626

Dear Mr. Hidalgo:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the fiscal year ended December 31, 2012

Item 5. Operating and Financial Review and Prospects, page 30

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

1. We note your share of profit in an associate, FIC, decreased by 69% in 2012 due to a decrease in FIC's results despite the increase in total number of clients disclosed on page 25. Please tell us the reason(s) for the decrease in results and expand your disclosure in future filings.

Item 8. Financial Information, page 67

Report of Independent Registered Public Accounting Firm, page F-2

2. Please provide a dated audit report reflecting the city and state where issued as required by Rule 2-02(a) of Regulation S-X. In this regard, please also ensure the report on internal control over financing reporting is revised to indicate the city and state where issued.

4. Significant accounting policies, page F-18

u)(i)(e) Barter revenue, page F-30

3. Please expand your disclosure to indicate the accounting guidance relied upon to recognize revenue from the barter transaction. We note your disclosure on page F-86 stating " . . . GPA M&P gave percentual in exchange of the real estate units of the projects . . ." It appears you have recognized revenue based on the fair value of consideration received, that is the construction of certain buildings, over the carrying amount of that which you gave which appears to be a portion of the land you owned. Please advise us if our understanding is correct and explain to us in detail what was swapped including the respective amounts recorded. Also explain why the swap is appropriately characterized as a revenue generating activity as defined under paragraph 7 of IAS 18.

y)   Customer loyalty programs, page F-34

4. Please explain to us and expand your disclosure to clarify how you account for the points at the time of award and when the points are redeemed. Also please disclose whether the points expire or have a specific term. Refer to IFRIC 13.

35. Segment information, page F-90

5. Please tell us what consideration you have given to providing more disaggregated information about revenues from external customers for each product and service or group of similar products and services, or disclose why it is impracticable to do so. In this regard we note you sell a variety of products and services including bakery, dairy, meat and non-perishable items within your food category and your non-food category includes items such as warranties, home appliances, electronics, and gas sold at your gas stations. To the extent disaggregated product and service information is available and used to produce your financial statements, we believe such disaggregated information should be disclosed unless the amount of revenues for a particular product or service or group of similar products and services is immaterial.   Please refer to paragraph 32 of IFRS 8.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Donna Di Silvio, Staff Accountant, at (202) 551-3202 or me at (202) 551-3720 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief